Exhibit 1
AudioCodes Press Release

Company Contacts		IR Agency Contact
Niran Baruch, VP Finance & Chief Financial Officer AudioCodes Tel: +972-3-976-4000 Niran.baruch@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Philip Carlson KCSA Strategic Communications Tel: +1-212-896-1233 audc@kcsa.com

AudioCodes Reports Third Quarter 2018 Results

Lod, Israel – October 23, 2018 - AudioCodes (NASDAQ: AUDC) Press Release

Third Quarter Highlights

•	Quarterly revenues increased by 13.5% year-over-year to $44.5 million;

•	Quarterly service revenues increased by 10.8% year-over-year to $14.1 million;

•	Revenues related to UC-SIP business increased more than 30% compared to the third quarter of 2017;

•	Quarterly GAAP gross margin was 62.2%; quarterly Non-GAAP gross margin was 62.7%;

•	Quarterly GAAP operating margin was 11.2%; quarterly Non-GAAP operating margin was 13.5%;

•	Quarterly cash flow from operating activities was $3.5 million;

•	Quarterly GAAP net income was $4.1 million, or $0.14 per diluted share; quarterly Non-GAAP net income was $5.8 million, or $0.19 per diluted share;

•	AudioCodes repurchased approximately 133,000 of its ordinary shares during the quarter at an aggregate cost of $1.1 million.

•	AudioCodes declared an annual cash dividend of 20 cents per share. The dividend, in the aggregate amount of $5.8 million, was paid on August 20, 2018.

AudioCodes Reports Third Quarter 2018 Results	Page 1 of 9

AudioCodes Press Release

Details

AudioCodes, a leading vendor of advanced voice networking and media processing solutions for the digital workplace, today announced financial results for the third quarter ended September 30, 2018.

Revenues for the third quarter of 2018 were $44.5 million compared to $43.5 million for the second quarter of 2018 and $39.2 million for the third quarter of 2017.

Net income was $4.1 million, or $0.14 per diluted share, for the third quarter of 2018 compared to $1.0 million, or $0.03 per diluted share, for the comparable period last year.

On a Non-GAAP basis, net income was $5.8 million, or $0.19 per diluted share, for the third quarter of 2018 compared to $3.4 million, or $0.10 per diluted share, for the comparable period last year.

Non-GAAP net income excludes: (i) share-based compensation expenses; (ii) amortization expenses related to intangible assets; (iii) expenses related to deferred payments and expenses due to revaluation of an earn-out liability, each in connection with the acquisition of Active Communications Europe; and (iv) non-cash deferred tax benefit or expenses. A reconciliation of net income on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities was $3.5 million for the third quarter of 2018. Cash and cash equivalents, long- and short-term bank deposits and long- and short-term marketable securities were $56.7 million as of September 30, 2018 compared to $58.7 million as of December 31, 2017. The decrease in cash and cash equivalents, long- and short-term bank deposits and long- and short-term marketable securities was the result of the use of cash to pay a dividend to shareholders in the aggregate amount of $5.8 million and for the continued repurchasing of the Company’s ordinary shares offset, in part, by cash provided by operating activities.

"We are pleased to report record financial results for the third quarter of 2018,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes.

"In the third quarter we continued to execute on our strategic plan to grow our leadership in the Enterprise and Service Providers telephony and Voice business. Supporting our strategy for secular multi-year growth are the strong trends of moving to a digital workplace in the enterprise and the transitioning to all-IP networks in the service providers market. This has resulted in 13.5% growth in revenue and strong net income compared to the year ago quarter. Key to this strong performance was our UC-SIP business which grew over 30% compared to the third quarter of 2017. This is now the third quarter in a row in 2018 with above 30% growth in our UC-SIP business over the respective quarters in 2017. We now predict annual revenue growth of above 11.5% for the full year 2018 compared to 7.7% growth in revenue in 2017. We also forecast that non-GAAP net income in 2018 will grow more than 50% compared to 2017, on the heels of close to 30% growth in net income in 2017. Steady evolution in the underlying market segments we serve coupled with our strong execution and leadership should support continued business momentum in coming quarters”.

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AudioCodes Press Release

“On the financial front, we have demonstrated good control of operating expenses resulting in record financial performance. Non-GAAP operating margin for the third quarter of 2018 was 13.5% compared to 8.8% in the third quarter of 2017. EBITDA was $6.4 million compared to $3.8 million in the third quarter of 2017. Non-GAAP net income reached $5.8 million compared to non-GAAP net income of $3.8 million in the third quarter of 2017. Net cash provided by operations was $3.5 million and has reached $14.0 million for the nine months ended September 30, 2018. As such, we remain confident in improved performance in the coming quarters as we enjoy continued good business momentum,” concluded Mr. Adlersberg.

Dividend

On July 24, 2018, the Company declared an annual cash dividend of 20 cents per share. The dividend, in the aggregate amount of $5.8 million, was paid on August 20, 2018 to all of the Company’s shareholders of record on August 6, 2018.

Share Buy Back Program

During the quarter ended September 30, 2018, AudioCodes acquired approximately 133,000 of its ordinary shares under its share repurchase program for a total consideration of $1.1 million. As of September 30, 2018, AudioCodes had acquired an aggregate of 17.3 million of its ordinary shares since August 2014 for an aggregate consideration of $91.3 million.

In June 2018, AudioCodes received court approval in Israel to purchase up to an additional $20 million (“Permitted Amount”) of its ordinary shares. The court approval also permits AudioCodes to declare a dividend out of any part of the Permitted Amount during the approved validity period. As of September 30, 2018, $12.7 million remained available to the Company under this court approval. The current court approval will expire on December 14, 2018.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:00 A.M., Eastern Time today to discuss the Company's third quarter operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: +1 (877) 407-0778

International Participants: +1 (201) 689-8565

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby

AudioCodes Reports Third Quarter 2018 Results	Page 3 of 9

AudioCodes Press Release

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About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a leading vendor of advanced voice networking and media processing solutions for the digital workplace. AudioCodes enables enterprises and service providers to build and operate all-IP voice networks for unified communications, contact centers, and hosted business services. AudioCodes offers a broad range of innovative products, solutions and services that are used by large multi-national enterprises and leading tier-1 operators around the world.

For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2018 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice and CloudBond are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

AudioCodes Reports Third Quarter 2018 Results	Page 4 of 9

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2018	2017
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$21,320	$24,235
Short-term and restricted bank deposits	6,245	2,739
Short-term marketable securities and accrued interest	25,710	7,087
Trade receivables, net	26,454	22,059
Other receivables and prepaid expenses	8,244	4,693
Inventories	21,900	16,563
Total current assets	109,873	77,376

LONG-TERM ASSETS:
Long-term and restricted bank deposits	3,394	4,207
Long-term marketable securities	-	20,475
Deferred tax assets	4,933	6,685
Severance pay funds	18,654	20,138
Total long-term assets	26,981	51,505

PROPERTY AND EQUIPMENT, NET	3,892	3,835

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	37,640	38,222

Total assets	$178,386	$170,938

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$2,497	$2,519
Trade payables	6,627	5,639
Other payables and accrued expenses	23,621	20,786
Deferred revenues	22,995	16,417
Total current liabilities	55,740	45,361

LONG-TERM LIABILITIES:
Accrued severance pay	19,787	21,228
Long-term bank loans	4,322	6,237
Deferred revenues and other liabilities	7,257	5,731
Total long-term liabilities	31,366	33,196

Total shareholders’ equity	91,280	92,381
Total liabilities and shareholders' equity	$178,386	$170,938
AudioCodes Reports Third Quarter 2018 Results	Page 5 of 9

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)
Revenues:
Products	$89,237	$79,450	$30,462	$26,522
Services	41,209	35,871	14,057	12,686
Total Revenues	130,446	115,321	44,519	39,208
Cost of revenues:
Products	38,428	35,241	13,414	11,909
Services	10,071	8,359	3,413	2,692
Total Cost of revenues	48,499	43,600	16,827	14,601
Gross profit	81,947	71,721	27,692	24,607
Operating expenses:
Research and development, net	25,626	22,222	8,283	7,686
Selling and marketing	37,377	36,549	12,020	12,151
General and administrative	7,713	6,537	2,402	2,176
Total operating expenses	70,716	65,308	22,705	22,013
Operating income	11,231	6,413	4,987	2,594
Financial income (expenses), net	186	(6)	(37)	97
Income before taxes on income	11,417	6,407	4,950	2,691
Taxes on income, net	(2,454)	(3,049)	(815)	(1,642)
Net income	$8,963	$3,358	$4,135	$1,049
Basic earnings per share	$0.31	$0.11	$0.14	$0.03
Diluted earnings per share	$0.30	$0.10	$0.14	$0.03
Weighted average number of shares used in computing basic earnings per share (in thousands)	28,855	31,500	28,797	30,918
Weighted average number of shares used in computing diluted earnings per share (in thousands)	30,118	32,534	30,272	31,959
AudioCodes Reports Third Quarter 2018 Results	Page 6 of 9

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)
GAAP net income	$8,963	$3,358	$4,135	$1,049
GAAP earnings per share	$0.30	$0.10	$0.14	$0.03
Cost of revenues:
Share-based compensation (1)	138	59	51	17
Amortization expenses (2)	522	522	174	174
	660	581	225	191
Research and development, net:
Share-based compensation (1)	445	278	181	97
Deferred payments expenses (3)	-	136	-	63
	445	414	181	160
Selling and marketing:
Share-based compensation (1)	861	779	307	239
Amortization expenses (2)	45	90	15	30
	906	869	322	269
General and administrative:
Share-based compensation (1)	854	565	314	219
Revaluation of earn-out liability (4)	200	-	-	-
	1,054	565	314	219
Income taxes:
Deferred tax (5)	1,752	2,560	584	1,496
Non-GAAP net income	$13,780	$8,347	$5,761	$3,384
Non-GAAP diluted earnings per share	$0.45	$0.25	$0.19	$0.10

(1)	Share-based compensation expenses related to options and restricted share units granted to employees and others.
(2)	Excluding amortization of intangible assets related to the acquisitions of Mailvision and Active Communications Europe assets.
(3)	Excluding expenses related to deferred payments in connection with the acquisition of Active Communications Europe.
(4)	Revaluation of earn-out liability in connection with the acquisition of Active Communications Europe.
(5)	Non-cash deferred tax expenses.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income	$8,963	$3,358	$4,135	$1,049
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,666	1,859	561	599
Amortization of marketable securities premiums and accretion of discounts, net	271	475	83	146
Increase in accrued severance pay, net	43	232	182	284
Share-based compensation expenses	2,298	1,681	853	572
Decrease (increase) in accrued interest and exchange rate effect of loans, marketable securities and bank deposits	(79)	251	(64)	36
Decrease in long- term deferred tax assets	1,689	2,497	563	1,475
Decrease (increase) in trade receivables, net	(4,395)	851	(1,500)	960
Decrease (increase) in other receivables and prepaid expenses	(3,133)	(1,789)	(2,063)	2,398
Increase in inventories	(5,500)	(98)	(3,414)	(488)
Increase (decrease) in trade payables	988	(2,315)	530	386
Increase (decrease) in other payables and accrued expenses	2,761	1,594	1,880	(63)
Increase (decrease) in deferred revenues	8,392	809	1,736	(1,160)
Net cash provided by operating activities	13,964	9,405	3,482	6,194
Cash flows from investing activities:
Proceeds from short-term deposits, net	-	496	400	161
Investment in short-term deposits, net	(3,500)	-	-	-
Proceeds from long-term bank deposits	807	900	300	300
Proceeds from redemption of marketable securities	1,577	5,350	-	4,500
Purchase of property and equipment	(978)	(1,041)	(362)	(395)
Net cash provided by (used in) investing activities	(2,094)	5,705	338	4,566

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)
Cash flows from financing activities:
Purchase of treasury shares	(11,569)	(16,548)	(1,058)	(6,366)
Repayment of bank loans	(1,887)	(2,878)	(625)	(953)
Cash dividends paid to shareholders	(5,761)	-	(5,761)	-
Payment related to the acquisition of ACS	(151)	-	-	-
Proceeds from issuance of shares upon exercise of options and warrants	4,583	2,012	2,906	479
Net cash used in financing activities	(14,785)	(17,414)	(4,538)	(6,840)

Net increase (decrease) in cash, cash equivalents, and restricted cash	(2,915)	(2,304)	(718)	3,920
Cash, cash equivalents and restricted cash at beginning of period	24,235	24,344	22,038	18,120
Cash, cash equivalents and restricted cash at end of period	$21,320	$22,040	$21,320	$22,040

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